Question 77C
NSAR

Alliance California Municipal Income Fund, Inc.

The Annual Meeting of Stockholders of Alliance California Municipal Income Fund, Inc. (the Fund) was held on March 28, 2008. A description of the proposal and number of shares voted at the meeting are as follows:

Voted For
Authority Withheld To elect four Directors for a term of one or three years and until his successor is duly elected and qualifies.


Class Two (term expires 2011)
William H. Foulk, Jr.
D. James Guzy
David H. Dievler

Class Three (term expires 2009)
Gary L. Moody










7,001,036
7,005,201
7,003,039


7,012,364





























184,903
180,739
182,900


173,576










ablegal -  1261005 v1